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SEC
Mail Processing
Section
MAR - 1 2017
Washington DC
414

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 129

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman, Sachs & Co.

OFFICIAL USE ONLY
13-5108880
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York	New York	10282
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia — (212) 902-1710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

This report* contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of financial condition
- ☐ (c) Statement of earnings
- ☐ (d) Statement of changes in partners' capital
- ☐ (e) Statement of changes in subordinated borrowings
- ☐ (f) Statement of cash flows
- ☐ (g) Statement of comprehensive income
- ☐ (h) Computation of net capital pursuant to Rule 15c3-1
- ☐ (i) Computation for determination of reserve requirements pursuant to Rule 15c3-3
- ☐ (j) Information relating to the possession or control requirements under Rule 15c3-3
- ☐ (k) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- ☐ (l) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☒ (m) An oath or affirmation
- ☐ (n) A copy of the Securities Investor Protection Corporation supplemental report (filed as a separate document)
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (p) Statement of segregation requirements and funds in segregation for customers trading on U.S. commodity exchanges
- ☒ (q) Statement of segregation requirements and funds in segregation for customers' dealer options accounts
- ☒ (r) Statement of secured amounts and funds held in separate accounts pursuant to Commission Regulation 30.7
- ☐ (s) Computation of CFTC Minimum Net Capital Requirement
- ☒ (t) Statement of cleared swaps customer segregation requirements and funds in cleared swaps customer accounts under 4D(F) of the CEA

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Goldman
Sachs

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
and Supplemental Schedules pursuant to
Regulation 1.10 of the Commodity Futures
Trading Commission as of December 31, 2016

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
and Supplemental Schedules pursuant to
Regulation 1.10 of the Commodity Futures
Trading Commission as of December 31, 2016

OATH OR AFFIRMATION

February 27th, 2017

State of New York
ss:
County of New York

I, Brian J. Lee, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Goldman, Sachs & Co. as of December 31, 2016, are true and correct. I further affirm that, as of December 31, 2016, neither the partnership nor any Executive Officer (defined for purposes of this oath as members of the Board of Directors, members of the Management Committee, executive officers, and Chief Accounting Officer of The Goldman Sachs Group, Inc. the sole member of The Goldman, Sachs & Co. L.L.C. which is the general partner of Goldman, Sachs & Co.) had any proprietary interest in any account classified solely as that of a customer except as follows:

> Receivables from and payables to customers and counterparties includes \$5,547,749.70 and \$154,884,098.70, respectively, receivable from and payable to Executive Officers. Additionally, the account balances of certain affiliates are included in receivables from customers and counterparties or payables to customers and counterparties for purposes of financial presentation.

In addition, pursuant to Financial Industry Regulatory Authority Rule 4140, we affirm that the attached consolidated financial statements and supplemental schedules as of December 31, 2016, have been or will be made available to Executive Officers of The Goldman Sachs Group, Inc.



Brian J. Lee
Chief Financial Officer

Subscribed and sworn before me;

This 27th day of February 2017



ALLISON GUERRA
Notary Public, State of New York
No. 01GU6133148
Qualified in Kings County
Certificate Filed in New York County
Commission Expires September 12, 2017

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition and Supplemental Schedules

INDEX



Report of Independent Registered Public Accounting Firm

To the Partners of Goldman, Sachs & Co.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Goldman, Sachs & Co. and its subsidiaries ("the Firm") at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The consolidated statement of financial condition is the responsibility of the Firm's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit of this consolidated statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

The Supplemental Financial Information Pursuant to Regulation 1.10 is supplemental information required by Regulation 1.10 under the Commodity Exchange Act. The supplemental information is the responsibility of the Firm's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Firm's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Regulation 1.10 under the Commodity Exchange Act. In our opinion, the Supplemental Financial Information Pursuant to Regulation 1.10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

$ in millions	As of December 2016
Assets	
Cash and cash equivalents	$ 7,847
Collateralized agreements:	
Securities purchased under agreements to resell, at fair value	130,720
Securities borrowed (includes $36,781 at fair value)	153,105
Receivables:	
Brokers, dealers and clearing organizations	7,337
Customers and counterparties (includes $112 at fair value)	19,600
Financial instruments owned, at fair value (includes $29,329 pledged as collateral)	103,141
Other assets	2,899
Total assets	**$424,649**
Liabilities and partners' capital	
Collateralized financings:	
Securities sold under agreements to repurchase, at fair value	$ 91,297
Securities loaned (includes $17,331 at fair value)	46,697
Other secured financings (includes $9,586 at fair value)	54,645
Payables:	
Brokers, dealers and clearing organizations	4,244
Customers and counterparties	138,363
Financial instruments sold, but not yet purchased, at fair value	43,406
Unsecured short-term borrowings (includes $20 at fair value)	7,244
Unsecured long-term borrowings	25
Other liabilities and accrued expenses	8,619
Subordinated borrowings	18,500
Total liabilities	413,040
Commitments, contingencies and guarantees	
Partners' capital	
Partners' capital	11,595
Accumulated other comprehensive income	14
Total partners' capital	11,609
Total liabilities and partners' capital	**$424,649**

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1.

Description of Business

Goldman, Sachs & Co. (GS&Co.), a limited partnership registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the firm), is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation, except for de minimis non-voting, non-participating interests held by unaffiliated broker-dealers.

During 2016, substantially all clearing business activities, and related assets and liabilities, of Goldman Sachs Execution & Clearing, L.P. (GSEC), a wholly owned subsidiary of Group Inc., were transferred to GS&Co. as part of a migration of GSEC's clearing business to GS&Co. (GSEC migration). GSEC, a registered U.S. broker-dealer, executed and cleared client transactions primarily with institutional clients such as corporations, financial institutions, investment funds and governments.

The firm conducts its activities in the following four business lines:

Investment Banking

The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds and governments. Services include strategic advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, restructurings, spin-offs and risk management, and debt and equity underwriting of public offerings and private placements, including local and cross-border transactions and acquisition financing, as well as derivative transactions directly related to these activities.

Institutional Client Services

The firm facilitates client transactions and makes markets in fixed income, equity, currency and commodity products, primarily with institutional clients such as corporations, financial institutions, investment funds and governments. The firm also makes markets in and clears client transactions on major stock, options and futures exchanges and provides financing, securities lending and other prime brokerage services to institutional clients.

Investing & Lending

The firm's investing and lending activities, which are typically longer-term in nature, include investing directly in various asset classes, primarily debt securities and loans, and public and private equity securities.

Investment Management

The firm provides investment management services and offers investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse set of institutional and individual clients. The firm also offers wealth advisory services, including portfolio management and financial counseling, and brokerage and other transaction services to high-net-worth individuals and families.

Note 2.

Basis of Presentation

This consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and includes the accounts of GS&Co. and all other entities in which the firm has a controlling financial interest. Intercompany transactions and balances have been eliminated.

All references to 2016 refer to the date December 31, 2016. Any reference to a future year refers to a year ending on December 31 of that year.

Note 3.

Significant Accounting Policies

The firm's significant accounting policies include when and how to measure the fair value of assets and liabilities and when to consolidate an entity. See Notes 5 through 8 for policies on fair value measurements and below and Note 11 for policies on consolidation accounting. All other significant accounting policies are either described below or included in the following footnotes:

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value	Note 4
Fair Value Measurements	Note 5
Cash Instruments	Note 6
Derivative Activities	Note 7
Fair Value Option	Note 8
Collateralized Agreements and Financings	Note 9
Securitization Activities	Note 10
Variable Interest Entities	Note 11
Other Assets	Note 12
Short-Term Borrowings	Note 13
Long-Term Borrowings	Note 14
Other Liabilities and Accrued Expenses	Note 15
Commitments, Contingencies and Guarantees	Note 16
Transactions with Related Parties	Note 17
Income Taxes	Note 18
Credit Concentrations	Note 19
Legal Proceedings	Note 20
Employee Benefit Plans	Note 21
Employee Incentive Plans	Note 22

Consolidation

The firm consolidates entities in which the firm has a controlling financial interest. The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (VIE).

Voting Interest Entities. Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the firm has a controlling majority voting interest in a voting interest entity, the entity is consolidated.

Variable Interest Entities. A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The firm has a controlling financial interest in a VIE when the firm has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. See Note 11 for further information about VIEs.

Equity-Method Investments. When the firm does not have a controlling financial interest in an entity but can exert significant influence over the entity's operating and financial policies, the investment is accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option available under U.S. GAAP. Significant influence generally exists when the firm owns 20% to 50% of the entity's common stock or in-substance common stock.

In general, the firm accounts for investments acquired after the fair value option became available, at fair value. In certain cases, the firm applies the equity method of accounting to new investments that are strategic in nature or closely related to the firm's principal business activities, when the firm has a significant degree of involvement in the cash flows or operations of the investee or when cost-benefit considerations are less significant.

Use of Estimates

Preparation of this consolidated statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements and the provisions for losses that may arise from litigation, regulatory proceedings (including governmental investigations) and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Revenue Recognition

Financial Assets and Financial Liabilities at Fair Value. Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See Notes 5 through 8 for further information about fair value measurements.

Investment Banking. Fees from financial advisory assignments and underwriting revenues are recognized in earnings when the services related to the underlying transaction are completed under the terms of the assignment. Expenses associated with such transactions are deferred until the related revenue is recognized or the assignment is otherwise concluded. Expenses associated with financial advisory assignments are recorded net of client reimbursements.

Investment Management. The firm provides investment management services and offers investment products across all major asset classes to a diverse set of institutional and individual clients. Assets under supervision typically generate fees as a percentage of net asset value, invested capital or commitments. All fees are recognized over the period that the related service is provided.

Commissions and Fees. The firm earns commissions and fees from executing and clearing client transactions on stock, options and futures markets, as well as over-the-counter (OTC) transactions. Commissions and fees are recognized on the day the trade is executed.

Transfers of Assets

Transfers of assets are accounted for as sales when the firm has relinquished control over the assets transferred. For transfers of assets accounted for as sales, any gains or losses are recognized in net revenues. Assets or liabilities that arise from the firm's continuing involvement with transferred assets are initially recognized at fair value. For transfers of assets that are not accounted for as sales, the assets generally remain in "Financial instruments owned, at fair value" and the transfer is accounted for as a collateralized financing, with the related interest expense recognized over the life of the transaction. See Note 9 for further information about transfers of assets accounted for as collateralized financings.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business. The firm segregates cash for regulatory and other purposes related to client activity. As of December 2016, $3.97 billion of "Cash and cash equivalents" were segregated for regulatory and other purposes. See "Recent Accounting Developments" for further information.

In addition, the firm segregates securities for regulatory and other purposes related to client activity. See Note 9 for further information about segregated securities.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations are accounted for at cost plus accrued interest, which generally approximates fair value. While these receivables and payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these receivables and payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2016.

Receivables from Customers and Counterparties

Receivables from customers and counterparties generally relate to collateralized transactions. Such receivables are primarily comprised of customer margin loans, certain transfers of assets accounted for as secured loans rather than purchases at fair value and collateral posted in connection with certain derivative transactions. Substantially all of these receivables are accounted for at amortized cost net of estimated uncollectible amounts. Certain of the firm's receivables from customers and counterparties are accounted for at fair value under the fair value option. See Note 8 for further information about receivables from customers and counterparties accounted for at fair value under the fair value option.

As of December 2016, the carrying value of receivables not accounted for at fair value generally approximated fair value. While these receivables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these receivables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2016. Interest on receivables from customers and counterparties is recognized over the life of the transaction.

Payables to Customers and Counterparties

Payables to customers and counterparties primarily consist of customer credit balances related to the firm's prime brokerage activities. Payables to customers and counterparties are accounted for at cost plus accrued interest, which generally approximates fair value. While these payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2016. Interest on payables to customers and counterparties is recognized over the life of the transaction.

Offsetting Assets and Liabilities

To reduce credit exposures on derivatives and securities financing transactions, the firm may enter into master netting agreements or similar arrangements (collectively, netting agreements) with counterparties that permit it to offset receivables and payables with such counterparties. A netting agreement is a contract with a counterparty that permits net settlement of multiple transactions with that counterparty, including upon the exercise of termination rights by a non-defaulting party. Upon exercise of such termination rights, all transactions governed by the netting agreement are terminated and a net settlement amount is calculated. In addition, the firm receives and posts cash and securities collateral with respect to its derivatives and securities financing transactions, subject to the terms of the related credit support agreements or similar arrangements (collectively, credit support agreements). An enforceable credit support agreement grants the non-defaulting party exercising termination rights the right to liquidate the collateral and apply the proceeds to any amounts owed. In order to assess enforceability of the firm's right of setoff under netting and credit support agreements, the firm evaluates various factors including applicable bankruptcy laws, local statutes and regulatory provisions in the jurisdiction of the parties to the agreement.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) in the consolidated statement of financial condition when a legal right of setoff exists under an enforceable netting agreement. Resale and repurchase agreements and securities borrowed and loaned transactions with the same term and currency are presented on a net-by-counterparty basis in the consolidated statement of financial condition when such transactions meet certain settlement criteria and are subject to netting agreements.

In the consolidated statement of financial condition, derivatives are reported net of cash collateral received and posted under enforceable credit support agreements, when transacted under an enforceable netting agreement. In the consolidated statement of financial condition, resale and repurchase agreements, and securities borrowed and loaned, are not reported net of the related cash and securities received or posted as collateral. See Note 9 for further information about collateral received and pledged, including rights to deliver or repledge collateral. See Notes 7 and 9 for further information about offsetting.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition and revenues and expenses are translated at average rates of exchange for the period. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are recognized in earnings. Gains or losses on translation of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included, net of hedges, in comprehensive income.

Recent Accounting Developments

Revenue from Contracts with Customers (ASC 606). In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for the firm in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The firm's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. Based on implementation work to date, the firm does not currently expect that the ASU will have a material impact on its financial condition on the date of adoption.

Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity (ASC 810). In August 2014, the FASB issued ASU No. 2014-13, "Consolidation (Topic 810) — Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity (CFE)." This ASU provides an alternative to reflect changes in the fair value of the financial assets and the financial liabilities of the CFE by measuring either the fair value of the assets or liabilities, whichever is more observable, and provides new disclosure requirements for those electing this approach.

The firm adopted the ASU in January 2016. Adoption of the ASU did not materially affect the firm's financial condition.

Amendments to the Consolidation Analysis (ASC 810). In February 2015, the FASB issued ASU No. 2015-02, "Consolidation (Topic 810) — Amendments to the Consolidation Analysis." This ASU eliminates the deferral of the requirements of ASU No. 2009-17, "Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" for certain interests in investment funds and provides a scope exception for certain investments in money market funds. It also makes several modifications to the consolidation guidance for VIEs and general partners' investments in limited partnerships, as well as modifications to the evaluation of whether limited partnerships are VIEs or voting interest entities.

The firm adopted the ASU in January 2016, using a modified retrospective approach. Adoption of the ASU did not materially affect the firm's financial condition.

Simplifying the Accounting for Measurement-Period Adjustments (ASC 805). In September 2015, the FASB issued ASU No. 2015-16, "Business Combinations (Topic 805) — Simplifying the Accounting for Measurement-Period Adjustments." This ASU eliminates the requirement for an acquirer in a business combination to account for measurement-period adjustments retrospectively.

The firm adopted the ASU in January 2016. Adoption of the ASU did not materially affect the firm's financial condition.

Recognition and Measurement of Financial Assets and Financial Liabilities (ASC 825). In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments (Topic 825) — Recognition and Measurement of Financial Assets and Financial Liabilities." This ASU amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. It includes a requirement to present separately in other comprehensive income changes in fair value attributable to a firm's own credit spreads (debt valuation adjustment or DVA), net of tax, on financial liabilities for which the fair value option was elected.

The ASU is effective for the firm in January 2018. Early adoption is permitted under a modified retrospective approach for the requirements related to DVA. In January 2016, the firm early adopted this ASU for the requirements related to DVA, and adoption did not affect the firm's financial condition. The firm does not expect the adoption of the remaining provisions of the ASU to have a material impact on its financial condition.

Leases (ASC 842). In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)." This ASU requires that, for leases longer than one year, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. It also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this ASU requires expanded disclosures about the nature and terms of lease agreements.

The ASU is effective for the firm in January 2019 under a modified retrospective approach. Early adoption is permitted. The firm's implementation efforts include reviewing existing leases and service contracts, which may include embedded leases. The firm expects a gross up on its consolidated statement of financial condition upon recognition of the right-of-use assets and lease liabilities and does not expect the amount of the gross up to have a material impact on its financial condition.

Clarifying the Definition of a Business (ASC 805). In January 2017, the FASB issued ASU No. 2017-01, "Business Combinations (Topic 805) — Clarifying the Definition of a Business." The ASU amends the definition of a business and provides a threshold which must be considered to determine whether a transaction is an asset acquisition or a business combination. The ASU is effective for the firm in January 2018 under a prospective approach. Early adoption is permitted. The firm is still evaluating the effect of the ASU on its financial condition.

Restricted Cash (ASC 230). In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows (Topic 230) — Restricted Cash." This ASU requires that cash segregated for regulatory and other purposes be included in cash and cash equivalents disclosed in the statement of cash flows and is required to be applied retrospectively.

In December 2016, the firm reclassified amounts previously included in "Cash and securities segregated for regulatory and other purposes" into "Cash and cash equivalents," "Securities purchased under agreements to resell," "Securities borrowed" and "Financial instruments owned, at fair value," in the consolidated statement of financial condition.

Note 4.

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 8 for further information about other financial assets and financial liabilities accounted for at fair value primarily under the fair value option.

The table below presents the firm's financial instruments owned, at fair value, and financial instruments sold, but not yet purchased, at fair value.

	As of December 2016	
$ in millions	Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased
Money market instruments	$ 200	$ –
U.S. government and federal agency obligations	44,976	15,329
Non-U.S. government and agency obligations	874	268
Loans and securities backed by commercial real estate	977	–
Securities backed by residential real estate	799	–
Corporate loans and debt securities	8,996	4,180
State and municipal obligations	1,007	–
Other debt obligations	735	–
Equities and convertible debentures	38,159	13,675
Subtotal	96,723	33,452
Derivatives	6,418	9,954
Total	**$103,141**	**$43,406**

In the table above, money market instruments include commercial paper and certificates of deposit. Substantially all money market instruments have a maturity of less than one year.

Note 5.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The firm measures certain financial assets and financial liabilities as a portfolio (i.e., based on its net exposure to market and/or credit risks).

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced inputs including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread or difference between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. This hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. In evaluating the significance of a valuation input, the firm considers, among other factors, a portfolio's net risk exposure to that input. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of the firm's financial assets and financial liabilities are based on observable prices and inputs and are classified in levels 1 and 2 of the fair value hierarchy. Certain level 2 and level 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence.

See Notes 6 through 8 for further information about fair value measurements of cash instruments, derivatives and other financial assets and financial liabilities accounted for at fair value primarily under the fair value option (including information about transfers in and out of level 3), respectively.

The table below presents financial assets and financial liabilities accounted for at fair value under the fair value option or in accordance with other U.S. GAAP. Counterparty and cash collateral netting represents the impact on derivatives of netting across levels of the fair value hierarchy. Netting among positions classified in the same level is included in that level.

$ in millions	As of December 2016
Total level 1 financial assets	$ 70,917
Total level 2 financial assets	197,781
Total level 3 financial assets	2,917
Counterparty and cash collateral netting	(861)
Total financial assets at fair value	**$270,754**
Total assets	$424,649
Total level 3 financial assets divided by:	
Total assets	0.7%
Total financial assets at fair value	1.1%
Total level 1 financial liabilities	$ 29,999
Total level 2 financial liabilities	134,657
Total level 3 financial liabilities	3,893
Counterparty and cash collateral netting	(6,909)
Total financial liabilities at fair value	**$161,640**
Total level 3 financial liabilities divided by total financial liabilities at fair value	2.4%

In the table above, total assets includes $422 billion that is carried at fair value or at amounts that generally approximate fair value.

The table below presents a summary of level 3 financial assets. See Notes 6 through 8 for further information about level 3 financial assets.

$ in millions	As of December 2016
Cash instruments	$ 2,424
Derivatives	493
Total	**$ 2,917**

Note 6.

Cash Instruments

Cash instruments include U.S. government and federal agency obligations, non-U.S. government and agency obligations, mortgage-backed loans and securities, corporate loans and debt securities, equities and convertible debentures, and other non-derivative financial instruments owned and financial instruments sold, but not yet purchased. See below for the types of cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Cash Instruments

Level 1 cash instruments include certain money market instruments, U.S. government obligations, certain non-U.S. government obligations, certain government agency obligations, certain corporate debt securities and actively traded listed equities. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The firm defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Level 2 Cash Instruments

Level 2 cash instruments include most money market instruments, most government agency obligations, certain non-U.S. government obligations, certain mortgage-backed loans and securities, most corporate loans and debt securities, most state and municipal obligations, most other debt obligations and restricted or less liquid listed equities.

Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

Level 3 Cash Instruments

Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the firm uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of financial assets.

Valuation Techniques and Significant Inputs of Level 3 Cash Instruments

Valuation techniques of level 3 cash instruments vary by instrument, but are generally based on discounted cash flow techniques. The valuation techniques and the nature of significant inputs used to determine the fair values of each type of level 3 cash instrument are described below:

Loans and Securities Backed by Commercial Real Estate. Loans and securities backed by commercial real estate are directly or indirectly collateralized by a single commercial real estate property or a portfolio of properties, and may include tranches of varying levels of subordination. Significant inputs are generally determined based on relative value analyses and include:

- Transaction prices in both the underlying collateral and instruments with the same or similar underlying collateral and the basis, or price difference, to such prices;
- Market yields implied by transactions of similar or related assets and/or current levels and changes in market indices such as the CMBX (an index that tracks the performance of commercial mortgage bonds);
- A measure of expected future cash flows in a default scenario (recovery rates) implied by the value of the underlying collateral, which is mainly driven by current performance of the underlying collateral, capitalization rates and multiples. Recovery rates are expressed as a percentage of notional or face value of the instrument and reflect the benefit of credit enhancements on certain instruments; and
- Timing of expected future cash flows (duration) which, in certain cases, may incorporate the impact of other unobservable inputs (e.g., prepayment speeds).

Securities Backed by Residential Real Estate. Securities backed by residential real estate are directly or indirectly collateralized by portfolios of residential real cstatc and may include tranches of varying levels of subordination. Significant inputs are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Significant inputs include:

- Transaction prices in both the underlying collateral and instruments with the same or similar underlying collateral;
- Market yields implied by transactions of similar or related assets;
- Cumulative loss expectations, driven by default rates, home price projections, residential property liquidation timelines, related costs and subsequent recoveries; and
- Duration, driven by underlying loan prepayment speeds and residential property liquidation timelines.

Corporate Loans and Debt Securities. Corporate loans and debt securities includes bank loans and corporate debt securities. Significant inputs are generally determined based on relative value analyses, which incorporate comparisons both to prices of credit default swaps that reference the same or similar underlying instrument or entity and to other debt instruments for the same issuer for which observable prices or broker quotations are available. Significant inputs include:

- Market yields implied by transactions of similar or related assets and/or current levels and trends of market indices such as CDX and LCDX (indices that track the performance of corporate credit and loans, respectively);
- Current performance and recovery assumptions and, where the firm uses credit default swaps to value the related cash instrument, the cost of borrowing the underlying reference obligation; and
- Duration.

Equities and Convertible Debentures. Equities and convertible debentures include private equity investments. Rccent third-party completed or pending transactions (e.g., merger proposals, tender offers, debt restructurings) are considered to be the best evidence for any change in fair value. When these are not available, the following valuation methodologies are used, as appropriate:

- Industry multiples (primarily EBITDA multiples) and public comparables;
- Transactions in similar instruments;
- Discounted cash flow techniques; and
- Third-party appraisals.

The firm also considers changes in the outlook for the relevant industry and financial performance of the issuer as compared to projected performance. Significant inputs include:

- Market and transaction multiples;
- Discount rates; and
- For equity instruments with debt-like features, market yields implied by transactions of similar or related assets, current performance and recovery assumptions, and duration.

Other Cash Instruments. Other cash instruments consists of state and municipal obligations and other debt obligations. Significant inputs are generally determined based on relative value analyses, which incorporate comparisons both to prices of credit default swaps that referencc thc samc or similar underlying instrument or entity and to other debt instruments for the same issuer for which observable prices or broker quotations are available. Significant inputs include:

- Market yields implied by transactions of similar or related assets and/or current levels and trends of market indices;
- Current performance and recovery assumptions and, where the firm uses credit default swaps to value the related cash instrument, the cost of borrowing the underlying reference obligation; and
- Duration.

Fair Value of Cash Instruments by Level

The table below presents cash instrument assets and liabilities at fair value by level within the fair value hierarchy. In the table below:

- Cash instrument assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.
- Cash instrument assets are shown as positive amounts and cash instrument liabilities are shown as negative amounts.

	As of December 2016			
$ in millions	Level 1	Level 2	Level 3	Total
Assets				
Money market instruments	$ 1	$ 199	$ –	$ 200
U.S. government and federal agency obligations	33,576	11,400	–	44,976
Non-U.S. government and agency obligations	427	447	–	874
Loans and securities backed by commercial real estate	–	518	459	977
Securities backed by residential real estate	–	385	414	799
Corporate loans and debt securities	43	8,126	827	8,996
State and municipal obligations	–	961	46	1,007
Other debt obligations	–	644	91	735
Equities and convertible debentures	36,867	705	587	38,159
Total cash instrument assets	**$ 70,914**	**$ 23,385**	**$2,424**	**$ 96,723**
Liabilities				
U.S. government and federal agency obligations	$ (15,318)	$ (11)	$ –	$ (15,329)
Non-U.S. government and agency obligations	(129)	(138)	(1)	(268)
Corporate loans and debt securities	(2)	(4,173)	(5)	(4,180)
Equities and convertible debentures	(13,587)	(79)	(9)	(13,675)
Total cash instrument liabilities	**$ (29,036)**	**$ (4,401)**	**$ (15)**	**$ (33,452)**

In the table above:

- Total cash instrument assets includes collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs) backed by real estate and corporate obligations of $302 million in level 2 and $510 million in level 3.
- Level 3 equities and convertible debentures includes $313 million of private equity investments and $274 million of convertible debentures.
- Money market instruments includes commercial paper and certificates of deposit.

Significant Unobservable Inputs

The table below presents the amount of level 3 assets, and ranges and weighted averages of significant unobservable inputs used to value the firm's level 3 cash instruments.

$ in millions	Level 3 Assets and Range of Significant Unobservable Inputs (Weighted Average) as of December 2016
Loans and securities backed by commercial real estate	
Level 3 assets	$459
Yield	5.9% to 23.0% (15.2%)
Recovery rate	8.9% to 93.6% (60.5%)
Duration (years)	0.8 to 6.2 (2.7)
Securities backed by residential real estate	
Level 3 assets	$414
Yield	4.9% to 11.8% (7.5%)
Cumulative loss rate	15.6% to 47.1% (25.6%)
Duration (years)	1.2 to 14.1 (8.2)
Corporate loans and debt securities	
Level 3 assets	$827
Yield	6.1% to 22.3% (12.4%)
Recovery rate	0.0% to 70.0% (67.9%)
Duration (years)	1.5 to 7.1 (3.6)
Equities and convertible debentures	
Level 3 assets	$587
Multiples	0.8x to 10.1x (4.6x)
Discount rate/yield	6.5% to 14.0% (11.2%)
Other cash instruments	
Level 3 assets	$137
Yield	1.9% to 14.0% (8.0%)
Recovery rate	0.0% to 93.0% (24.5%)
Duration (years)	1.4 to 12.0 (5.9)

In the table above:

- Ranges represent the significant unobservable inputs that were used in the valuation of each type of cash instrument.
- Weighted averages are calculated by weighting each input by the relative fair value of the cash instruments.
- The ranges and weighted averages of these inputs are not representative of the appropriate inputs to use when calculating the fair value of any one cash instrument. For example, the highest multiple for private equity investments is appropriate for valuing a specific private equity investment but may not be appropriate for valuing any other private equity investment. Accordingly, the ranges of inputs do not represent uncertainty in, or possible ranges of, fair value measurements of the firm's level 3 cash instruments.

- Increases in yield, discount rate, duration or cumulative loss rate used in the valuation of the firm's level 3 cash instruments would result in a lower fair value measurement, while increases in recovery rate, basis or multiples would result in a higher fair value measurement. Due to the distinctive nature of each of the firm's level 3 cash instruments, the interrelationship of inputs is not necessarily uniform within each product type.
- Equities and convertible debentures include private equity investments.
- Loans and securities backed by commercial real estate, securities backed by residential real estate, corporate loans and debt securities and other cash instruments are valued using discounted cash flows, and equities and convertible debentures are valued using market comparables and discounted cash flows.
- The fair value of any one instrument may be determined using multiple valuation techniques. For example, market comparables and discounted cash flows may be used together to determine fair value. Therefore, the level 3 balance encompasses both of these techniques.

Transfers Between Levels of the Fair Value Hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur.

During 2016, transfers into level 2 from level 1 of cash instruments were $9 million, reflecting transfers of public equity securities due to decreased market activity in these instruments. Transfers into level 1 from level 2 of cash instruments during 2016 were $124 million, reflecting transfers of public equity securities due to increased market activity in these instruments.

Transfers into level 3 from level 2 during 2016 were $331 million of assets and $2 million of liabilities, primarily reflecting transfers of certain loans and securities backed by commercial real estate, corporate loans and debt securities, and other cash instruments, principally due to reduced price transparency as a result of a lack of market evidence, including fewer market transactions in these instruments.

Transfers out of level 3 to level 2 during 2016 were $256 million, primarily reflecting transfers of certain corporate loans and debt securities, securities backed by residential real estate, loans and securities backed by commercial real estate, and equities and convertible debentures, principally due to increased price transparency as a result of market evidence, including market transactions in these instruments.

Note 7.

Derivative Activities

Derivative Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be traded on an exchange (exchange-traded) or they may be privately negotiated contracts, which are usually referred to as OTC derivatives. Certain of the firm's OTC derivatives are cleared and settled through central clearing counterparties (OTC-cleared), while others are bilateral contracts between two counterparties (bilateral OTC).

Market-Making. As a market maker, the firm enters into derivative transactions to provide liquidity to clients and to facilitate the transfer and hedging of their risks. In this role, the firm typically acts as principal and is required to commit capital to provide execution, and maintains inventory in response to, or in anticipation of, client demand.

Risk Management. The firm also enters into derivatives to actively manage risk exposures that arise from its market-making and investing and lending activities in derivative and cash instruments. The firm's holdings and exposures are hedged, in many cases, on either a portfolio or risk-specific basis, as opposed to an instrument-by-instrument basis.

The firm enters into various types of derivatives, including:

- **Futures and Forwards.** Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.
- **Swaps.** Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.
- **Options.** Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement (counterparty netting). Derivatives are accounted for at fair value, net of cash collateral received or posted under enforceable credit support agreements (cash collateral netting). Derivative assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

The tables below present the gross fair value and the notional amount of derivative contracts by major product type, the amounts of counterparty and cash collateral netting in the consolidated statement of financial condition, as well as cash and securities collateral posted and received under enforceable credit support agreements that do not meet the criteria for netting under U.S. GAAP.

	As of December 2016	
$ in millions	Derivative Assets	Derivative Liabilities
Derivatives		
Exchange-traded	$ 2	$ 2
OTC-cleared	–	–
Bilateral OTC	15,893	15,802
Total interest rates	15,895	15,804
Bilateral OTC	5,673	6,076
Total credit	5,673	6,076
Exchange-traded	1	–
Bilateral OTC	8,528	7,647
Total currencies	8,529	7,647
Exchange-traded	1	1
Bilateral OTC	27	38
Total commodities	28	39
Exchange-traded	4,249	3,228
Bilateral OTC	20,360	31,524
Total equities	24,609	34,752
Total gross fair value	$ 54,734	$ 64,318
Offset in the consolidated statement of financial condition		
Exchange-traded	$ (3,201)	$ (3,201)
Bilateral OTC	(44,268)	(44,268)
Total counterparty netting	(47,469)	(47,469)
Bilateral OTC	(847)	(6,895)
Total cash collateral netting	(847)	(6,895)
Total amounts offset	$ (48,316)	$ (54,364)
Included in the consolidated statement of financial condition		
Exchange-traded	$ 1,052	$ 30
Bilateral OTC	5,366	9,924
Total	$ 6,418	$ 9,954
Not offset in the consolidated statement of financial condition		
Cash collateral	$ (31)	$ (182)
Securities collateral	(52)	(9)
Total	$ 6,335	$ 9,763

$ in millions	Notional Amounts as of December 2016
Derivatives	
Exchange-traded	$ 123,359
OTC-cleared	199
Bilateral OTC	1,190,966
Total interest rates	1,314,524
Bilateral OTC	155,395
Total credit	155,395
Exchange-traded	714
Bilateral OTC	537,800
Total currencies	538,514
Exchange-traded	476
Bilateral OTC	342
Total commodities	818
Exchange-traded	333,178
Bilateral OTC	559,731
Total equities	892,909
Total notional amount	$2,902,160

In the tables above:

- Gross fair values exclude the effects of both counterparty netting and collateral, and therefore are not representative of the firm's exposure.
- Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted.
- Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the firm's derivative activity and do not represent anticipated losses.
- Total gross fair value of derivatives includes derivative assets and derivative liabilities of $6.01 billion and $9.88 billion, respectively, which are not subject to an enforceable netting agreement or are subject to a netting agreement that the firm has not yet determined to be enforceable.

A clearing organization adopted a rule change in the first quarter of 2017 that requires transactions to be considered settled each day. Certain other clearing organizations allow for similar treatment. There is no expected impact to the firm as a result of this change as GS&Co. does not act on a principal basis in such activity.

Valuation Techniques for Derivatives

The firm's level 2 and level 3 derivatives are valued using derivative pricing models (e.g., discounted cash flow models, correlation models, and models that incorporate option pricing methodologies, such as Monte Carlo simulations). Price transparency of derivatives can generally be characterized by product type, as described below.

- **Interest Rate.** In general, the key inputs used to value interest rate derivatives are transparent, even for most long-dated contracts. Interest rate swaps and options denominated in the currencies of leading industrialized nations are characterized by high trading volumes and tight bid/offer spreads. Interest rate derivatives that reference indices, such as an inflation index, or the shape of the yield curve (e.g., 10-year swap rate vs. 2-year swap rate) are more complex, but the key inputs are generally observable.
- **Credit.** Price transparency for credit default swaps, including both single names and baskets of credits, varies by market and underlying reference entity or obligation. Credit default swaps that reference indices, large corporates and major sovereigns generally exhibit the most price transparency. For credit default swaps with other underliers, price transparency varies based on credit rating, the cost of borrowing the underlying reference obligations, and the availability of the underlying reference obligations for delivery upon the default of the issuer. Credit default swaps that reference loans, asset-backed securities and emerging market debt instruments tend to have less price transparency than those that reference corporate bonds. In addition, more complex credit derivatives, such as those sensitive to the correlation between two or more underlying reference obligations, generally have less price transparency.
- **Currency.** Prices for currency derivatives based on the exchange rates of leading industrialized nations, including those with longer tenors, are generally transparent. The primary difference between the price transparency of developed and emerging market currency derivatives is that emerging markets tend to be observable for contracts with shorter tenors.
- **Commodity.** Commodity derivatives include transactions referenced to energy (e.g., oil and natural gas), metals (e.g., precious and base) and soft commodities (e.g., agricultural). Price transparency varies based on the underlying commodity, delivery location, tenor and product quality (e.g., diesel fuel compared to unleaded gasoline). In general, price transparency for commodity derivatives is greater for contracts with shorter tenors and contracts that are more closely aligned with major and/or benchmark commodity indices.
- **Equity.** Price transparency for equity derivatives varies by market and underlier. Options on indices and the common stock of corporates included in major equity indices exhibit the most price transparency. Equity derivatives generally have observable market prices, except for contracts with long tenors or reference prices that differ significantly from current market prices. More complex equity derivatives, such as those sensitive to the correlation between two or more individual stocks, generally have less price transparency.

Liquidity is essential to observability of all product types. If transaction volumes decline, previously transparent prices and other inputs may become unobservable. Conversely, even highly structured products may at times have trading volumes large enough to provide observability of prices and other inputs. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Derivatives

Level 1 derivatives include short-term contracts for future delivery of securities when the underlying security is a level 1 instrument, and exchange-traded derivatives if they are actively traded and are valued at their quoted market price.

Level 2 Derivatives

Level 2 derivatives include OTC derivatives for which all significant valuation inputs are corroborated by market evidence and exchange-traded derivatives that are not actively traded and/or that are valued using models that calibrate to market-clearing levels of OTC derivatives.

The selection of a particular model to value a derivative depends on the contractual terms of and specific risks inherent in the instrument, as well as the availability of pricing information in the market. For derivatives that trade in liquid markets, model selection does not involve significant management judgment because outputs of models can be calibrated to market-clearing levels.

Valuation models require a variety of inputs, such as contractual terms, market prices, yield curves, discount rates (including those derived from interest rates on collateral received and posted as specified in credit support agreements for collateralized derivatives), credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. Significant inputs to the valuations of level 2 derivatives can be verified to market transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Level 3 Derivatives

Level 3 derivatives are valued using models which utilize observable level 1 and/or level 2 inputs, as well as unobservable level 3 inputs. The significant unobservable inputs used to value the firm's level 3 derivatives are described below.

- For level 3 interest rate derivatives, significant unobservable inputs are illiquid credit spreads.
- For level 3 credit derivatives, significant unobservable inputs include illiquid credit spreads and upfront credit points, which are unique to specific reference obligations and reference entities, and recovery rates.
- For level 3 equity derivatives, significant unobservable inputs generally include equity volatility inputs for options that are long-dated and/or have strike prices that differ significantly from current market prices. In addition, the valuation of certain structured trades requires the use of level 3 correlation inputs, such as the correlation of the price performance of two or more individual stocks or the correlation of the price performance for a basket of stocks to another asset class such as commodities.

Subsequent to the initial valuation of a level 3 derivative, the firm updates the level 1 and level 2 inputs to reflect observable market changes and any resulting gains and losses are recorded in level 3. Level 3 inputs are changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. In circumstances where the firm cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value. See below for further information about significant unobservable inputs used in the valuation of level 3 derivatives.

Valuation Adjustments

Valuation adjustments are integral to determining the fair value of derivative portfolios and are used to adjust the mid-market valuations produced by derivative pricing models to the appropriate exit price valuation. These adjustments incorporate bid/offer spreads, the cost of liquidity, credit valuation adjustments and funding valuation adjustments, which account for the credit and funding risk inherent in the uncollateralized portion of derivative portfolios. The firm also makes funding valuation adjustments to collateralized derivatives where the terms of the agreement do not permit the firm to deliver or repledge collateral received. Market-based inputs are generally used when calibrating valuation adjustments to market-clearing levels.

In addition, for derivatives that include significant unobservable inputs, the firm makes model or exit price adjustments to account for the valuation uncertainty present in the transaction.

Fair Value of Derivatives by Level

The table below presents the fair value of derivatives on a gross basis by level and major product type as well as the impact of netting, included in the consolidated statement of financial condition.

	As of December 2016			
$ in millions	Level 1	Level 2	Level 3	Total
Assets				
Interest rates	$ 2	$ 15,850	$ 43	$ 15,895
Credit	–	4,313	1,360	5,673
Currencies	–	8,529	–	8,529
Commodities	–	28	–	28
Equities	1	24,402	206	24,609
Gross fair value	3	53,122	1,609	54,734
Counterparty netting within levels	–	(46,339)	(1,116)	(47,455)
Subtotal	$ 3	$ 6,783	$ 493	$ 7,279
Cross-level counterparty netting				(14)
Cash collateral netting				(847)
Net fair value				$ 6,418
Liabilities				
Interest rates	$ (5)	$ (15,799)	$ –	$ (15,804)
Credit	–	(4,645)	(1,431)	(6,076)
Currencies	–	(7,646)	(1)	(7,647)
Commodities	–	(39)	–	(39)
Equities	(958)	(30,386)	(3,408)	(34,752)
Gross fair value	(963)	(58,515)	(4,840)	(64,318)
Counterparty netting within levels	–	46,339	1,116	47,455
Subtotal	$ (963)	$ (12,176)	$ (3,724)	$ (16,863)
Cross-level counterparty netting				14
Cash collateral netting				6,895
Net fair value				$ (9,954)

In the table above:

- The gross fair values exclude the effects of both counterparty netting and collateral netting, and therefore are not representative of the firm's exposure.
- Counterparty netting is reflected in each level to the extent that receivable and payable balances are netted within the same level and is included in counterparty netting within levels. Where the counterparty netting is across levels, the netting is reflected in cross-level counterparty netting.
- Derivative assets are shown as positive amounts and derivative liabilities are shown as negative amounts.

Significant Unobservable Inputs

The table below presents the amount of level 3 assets (liabilities), and ranges, averages and medians of significant unobservable inputs used to value the firm's level 3 derivatives.

$ in millions	Level 3 Assets (Liabilities) and Range of Significant Unobservable Inputs (Average / Median) as of December 2016
Interest rates, net	$43
Credit spreads (bps)	51 to 118 (92 / 102)
Credit, net	$(71)
Credit spreads (bps)	2 to 354 (68 / 43)
Upfront credit points	0 to 100 (48 / 42)
Recovery rates	60% to 71% (69% / 70%)
Equities, net	$(3,202)
Correlation	19% to 88% (41% / 40%)
Volatility	14% to 72% (29% / 25%)

In the table above:

- Derivative assets are shown as positive amounts and derivative liabilities are shown as negative amounts.
- Ranges represent the significant unobservable inputs that were used in the valuation of each type of derivative.
- Averages represent the arithmetic average of the inputs and are not weighted by the relative fair value or notional of the respective financial instruments. An average greater than the median indicates that the majority of inputs are below the average. For example, the difference between the average and the median for volatility inputs indicates that the majority of the inputs fall in the lower end of the range.
- The ranges, averages and medians of these inputs are not representative of the appropriate inputs to use when calculating the fair value of any one derivative. For example, the highest correlation for equity derivatives is appropriate for valuing a specific equity derivative but may not be appropriate for valuing any other equity derivative. Accordingly, the ranges of inputs do not represent uncertainty in, or possible ranges of, fair value measurements of the firm's level 3 derivatives.
- Interest rates and equities derivatives are valued using option pricing models, and credit derivatives are valued using option pricing and discounted cash flow models.
- The fair value of any one instrument may be determined using multiple valuation techniques. For example, option pricing models and discounted cash flows models are typically used together to determine fair value. Therefore, the level 3 balance encompasses both of these techniques.

Range of Significant Unobservable Inputs

The following is information about the ranges of significant unobservable inputs used to value the firm's level 3 derivative instruments:

- **Correlation.** Ranges for correlation cover a variety of underliers within one market (e.g., equity index and equity single stock names), as well as across regions.
- **Volatility.** Ranges for volatility cover numerous underliers across a variety of markets, maturities and strike prices. For example, volatility of equity indices is generally lower than volatility of single stocks.
- **Credit spreads, upfront credit points and recovery rates.** The ranges for credit spreads, upfront credit points and recovery rates cover a variety of underliers (index and single names), regions, sectors, maturities and credit qualities (high-yield and investment-grade). The broad range of this population gives rise to the width of the ranges of significant unobservable inputs.

Sensitivity of Fair Value Measurement to Changes in Significant Unobservable Inputs

The following is a description of the directional sensitivity of the firm's level 3 fair value measurements to changes in significant unobservable inputs, in isolation:

- **Correlation.** In general, for contracts where the holder benefits from the convergence of the underlying asset or index prices (e.g., interest rates, credit spreads, foreign exchange rates, inflation rates and equity prices), an increase in correlation results in a higher fair value measurement.
- **Volatility.** In general, for purchased options, an increase in volatility results in a higher fair value measurement.
- **Credit spreads, upfront credit points and recovery rates.** In general, the fair value of purchased credit protection increases as credit spreads or upfront credit points increase or recovery rates decrease. Credit spreads, upfront credit points and recovery rates are strongly related to distinctive risk factors of the underlying reference obligations, which include reference entity-specific factors such as leverage, volatility and industry, market-based risk factors, such as borrowing costs or liquidity of the underlying reference obligation, and macroeconomic conditions.

Due to the distinctive nature of each of the firm's level 3 derivatives, the interrelationship of inputs is not necessarily uniform within each product type.

Transfers into level 3 derivatives during 2016 were not material.

Transfers out of level 3 derivatives to level 2 during 2016 were $45 million, primarily reflecting transfers of certain equity derivative liabilities, principally due to increased transparency of unobservable equity volatility inputs used to value these derivatives.

Credit Derivatives

The firm enters into a broad array of credit derivatives in locations around the world to facilitate client transactions and to manage the credit risk associated with market-making and investing and lending activities. Credit derivatives are actively managed based on the firm's net risk position.

Credit derivatives are individually negotiated contracts and can have various settlement and payment conventions. Credit events include failure to pay, bankruptcy, acceleration of indebtedness, restructuring, repudiation and dissolution of the reference entity.

The firm enters into the following types of credit derivatives:

- **Credit Default Swaps.** Single-name credit default swaps protect the buyer against the loss of principal on one or more bonds, loans or mortgages (reference obligations) in the event the issuer (reference entity) of the reference obligations suffers a credit event. The buyer of protection pays an initial or periodic premium to the seller and receives protection for the period of the contract. If there is no credit event, as defined in the contract, the seller of protection makes no payments to the buyer of protection. However, if a credit event occurs, the seller of protection is required to make a payment to the buyer of protection, which is calculated in accordance with the terms of the contract.
- **Credit Options.** In a credit option, the option writer assumes the obligation to purchase or sell a reference obligation at a specified price or credit spread. The option purchaser buys the right, but does not assume the obligation, to sell the reference obligation to, or purchase it from, the option writer. The payments on credit options depend either on a particular credit spread or the price of the reference obligation.

- **Credit Indices, Baskets and Tranches.** Credit derivatives may reference a basket of single-name credit default swaps or a broad-based index. If a credit event occurs in one of the underlying reference obligations, the protection seller pays the protection buyer. The payment is typically a pro-rata portion of the transaction's total notional amount based on the underlying defaulted reference obligation. In certain transactions, the credit risk of a basket or index is separated into various portions (tranches), each having different levels of subordination. The most junior tranches cover initial defaults and once losses exceed the notional amount of these junior tranches, any excess loss is covered by the next most senior tranche in the capital structure.

- **Total Return Swaps.** A total return swap transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller. Typically, the protection buyer receives from the protection seller a floating rate of interest and protection against any reduction in fair value of the reference obligation, and in return the protection seller receives the cash flows associated with the reference obligation, plus any increase in the fair value of the reference obligation.

The firm economically hedges its exposure to written credit derivatives primarily by entering into offsetting purchased credit derivatives with identical underliers. Substantially all of the firm's purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds. In addition, upon the occurrence of a specified trigger event, the firm may take possession of the reference obligations underlying a particular written credit derivative, and consequently may, upon liquidation of the reference obligations, recover amounts on the underlying reference obligations in the event of default.

As of December 2016, written and purchased credit derivatives had total gross notional amounts of $74.96 billion and $80.44 billion, respectively, for total net notional purchased protection of $5.48 billion. Substantially all of the firm's written and purchased credit derivatives are credit default swaps.

The table below presents certain information about credit derivatives.

	As of December 2016				
	Credit Spread on Underlier (basis points)				
$ in millions	0 - 250	251 - 500	501 - 1,000	Greater than 1,000	Total
Maximum Payout/Notional Amount of Written Credit Derivatives by Tenor					
Less than 1 year	$11,853	$ 209	$ 395	$ 4,465	$ 16,922
1 – 5 years	31,502	4,721	3,580	2,855	42,658
Greater than 5 years	12,561	2,186	642	(9)	15,380
Total	**$55,916**	**$7,116**	**$4,617**	**$ 7,311**	**$ 74,960**
Maximum Payout/Notional Amount of Purchased Credit Derivatives					
Offsetting	$53,190	$6,747	$4,603	$ 6,290	$ 70,830
Other	8,010	791	207	597	9,605
Fair Value of Written Credit Derivatives					
Asset	$ 1,267	$ 184	$ 105	$ 27	$ 1,583
Liability	392	298	454	3,327	4,471
Net asset/(liability)	**$ 875**	**$ (114)**	**$ (349)**	**$ (3,300)**	**$ (2,888)**

In the table above:

- Fair values exclude the effects of both netting of receivable balances with payable balances under enforceable netting agreements, and netting of cash received or posted under enforceable credit support agreements, and therefore are not representative of the firm's credit exposure.

- Tenor is based on expected duration for mortgage-related credit derivatives and on remaining contractual maturity for other credit derivatives.

- The credit spread on the underlier, together with the tenor of the contract, are indicators of payment/performance risk. The firm is less likely to pay or otherwise be required to perform where the credit spread and the tenor are lower.

- Offsetting purchased credit derivatives represent the notional amount of purchased credit derivatives that economically hedge written credit derivatives with identical underliers and are included in offsetting.

- Other purchased credit derivatives represent the notional amount of all other purchased credit derivatives not included in offsetting.

Derivatives with Credit-Related Contingent Features

Certain of the firm's derivatives have been transacted under bilateral agreements with counterparties who may require the firm to post collateral or terminate the transactions based on changes in the firm's credit ratings. The firm assesses the impact of these bilateral agreements by determining the collateral or termination payments that would occur assuming a downgrade by all rating agencies. A downgrade by any one rating agency, depending on the agency's relative ratings of the firm at the time of the downgrade, may have an impact which is comparable to the impact of a downgrade by all rating agencies.

The table below presents the aggregate fair value of net derivative liabilities under such agreements (excluding application of collateral posted to reduce these liabilities), the related aggregate fair value of the assets posted as collateral and the additional collateral or termination payments that could have been called at the reporting date by counterparties in the event of a one-notch and two-notch downgrade in the firm's credit ratings.

$ in millions	As of December 2016
Net derivative liabilities under bilateral agreements	$ 295
Collateral posted	99
Additional collateral or termination payments:	
One-notch downgrade	4
Two-notch downgrade	5

Note 8.

Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value

In addition to all cash and derivative instruments included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the firm accounts for certain of its other financial assets and financial liabilities at fair value primarily under the fair value option. The primary reasons for electing the fair value option are to:

- Reflect economic events in earnings on a timely basis;
- Mitigate volatility in earnings from using different measurement attributes (e.g., transfers of financial instruments owned accounted for as financings are recorded at fair value whereas the related secured financing would be recorded on an accrual basis absent electing the fair value option); and
- Address simplification and cost-benefit considerations (e.g., accounting for hybrid financial instruments at fair value in their entirety versus bifurcation of embedded derivatives).

Hybrid financial instruments are instruments that contain bifurcatable embedded derivatives and do not require settlement by physical delivery of non-financial assets. If the firm elects to bifurcate the embedded derivative from the associated debt, the derivative is accounted for at fair value and the host contract is accounted for at amortized cost. If the firm does not elect to bifurcate, the entire hybrid financial instrument is accounted for at fair value under the fair value option. As of December 2016, the firm did not elect to bifurcate any hybrid financial instruments.

Other financial assets and financial liabilities accounted for at fair value under the fair value option include:

- Resale and repurchase agreements;
- Certain securities borrowed and loaned;
- Certain other secured financings;
- Certain unsecured short-term borrowings, consisting of certain hybrid financial instruments; and
- Certain margin loans included within receivables from customers and counterparties.

Fair Value of Other Financial Assets and Financial Liabilities by Level

The table below presents, by level within the fair value hierarchy, other financial assets and financial liabilities accounted for at fair value primarily under the fair value option.

	As of December 2016			
$ in millions	Level 1	Level 2	Level 3	Total
Assets				
Securities purchased under agreements to resell	$ –	$ 130,720	$ –	$ 130,720
Securities borrowed	–	36,781	–	36,781
Receivables from customers and counterparties	–	112	–	112
Total	$ –	$ 167,613	$ –	$ 167,613
Liabilities				
Securities sold under agreements to repurchase	$ –	$ (91,297)	$ –	$ (91,297)
Securities loaned	–	(17,331)	–	(17,331)
Other secured financings	–	(9,434)	(152)	(9,586)
Unsecured short-term borrowings	–	(18)	(2)	(20)
Total	$ –	$ (118,080)	$ (154)	$ (118,234)

In the table above, other financial assets are shown as positive amounts and other financial liabilities are shown as negative amounts.

Valuation Techniques and Significant Inputs

Other financial assets and financial liabilities at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified as level 2 because the inputs are observable. Valuation adjustments may be made for liquidity and for counterparty and the firm's credit quality.

See below for information about the significant inputs used to value other financial assets and financial liabilities at fair value.

Resale and Repurchase Agreements and Securities Borrowed and Loaned. The significant inputs to the valuation of resale and repurchase agreements and securities borrowed and loaned are funding spreads, the amount and timing of expected future cash flows and interest rates. As of December 2016, the firm had no level 3 resale and repurchase agreements, securities borrowed or securities loaned. See Note 9 for further information about collateralized agreements and financings.

Other Secured Financings. The significant inputs to the valuation of other secured financings at fair value are the amount and timing of expected future cash flows, interest rates, funding spreads, the fair value of the collateral delivered by the firm (which is determined using the amount and timing of expected future cash flows, market prices, market yields and recovery assumptions) and the frequency of additional collateral calls.

Generally, increases in funding spreads, yield or duration, in isolation, would result in a lower fair value measurement. Due to the distinctive nature of each of the firm's level 3 other secured financings, the interrelationship of inputs is not necessarily uniform across such financings. See Note 9 for further information about collateralized agreements and financings.

Unsecured Short-term Borrowings. The significant inputs to the valuation of unsecured short-term borrowings at fair value are the amount and timing of expected future cash flows and interest rates. As of December 2016, the firm's level 3 unsecured short-term borrowings were not material. See Note 13 for further information about unsecured short-term borrowings.

Receivables from Customers and Counterparties. Receivables from customers and counterparties at fair value are primarily comprised of certain margin loans. The significant inputs to the valuation of such receivables are interest rates, the amount and timing of expected future cash flows and funding spreads. As of December 2016, the firm had no level 3 receivables from customers and counterparties.

Transfers Between Levels of the Fair Value Hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. There were no transfers of other financial assets and financial liabilities between level 1 and level 2 and no material transfers between level 2 and level 3 during 2016.

Long-Term Debt Instruments

The aggregate contractual principal amount of long-term other secured financings for which the fair value option was elected exceeded the related fair value by $15 million as of December 2016.

Note 9.

Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements) and securities borrowed. Collateralized financings are securities sold under agreements to repurchase (repurchase agreements), securities loaned and other secured financings. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, acquire securities to cover short positions and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists. Interest on collateralized agreements and collateralized financings is recognized over the life of the transaction.

The table below presents the carrying value of resale and repurchase agreements and securities borrowed and loaned transactions.

$ in millions	As of December 2016
Securities purchased under agreements to resell	$130,720
Securities borrowed	153,105
Securities sold under agreements to repurchase	91,297
Securities loaned	46,697

In the table above:

- Resale and repurchase agreements are carried at fair value under the fair value option. See Note 8 for further information about the valuation techniques and significant inputs used to determine fair value.
- As of December 2016, $36.78 billion of securities borrowed and $17.33 billion of securities loaned were at fair value.

Resale and Repurchase Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

Even though repurchase and resale agreements (including "repos- and reverses-to-maturity") involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold before or at the maturity of the agreement. The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and federal agency obligations and equities and convertible debentures.

The firm receives financial instruments purchased under resale agreements and makes delivery of financial instruments sold under repurchase agreements. To mitigate credit exposure, the firm monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the firm typically requires collateral with a fair value approximately equal to the carrying value of the relevant assets in the consolidated statement of financial condition.

Securities Borrowed and Loaned Transactions

In a securities borrowed transaction, the firm borrows securities from a counterparty in exchange for cash or securities. When the firm returns the securities, the counterparty returns the cash or securities. Interest is generally paid periodically over the life of the transaction.

In a securities loaned transaction, the firm lends securities to a counterparty in exchange for cash or securities. When the counterparty returns the securities, the firm returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction.

The firm receives securities borrowed and makes delivery of securities loaned. To mitigate credit exposure, the firm monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate. For securities borrowed transactions, the firm typically requires collateral with a fair value approximately equal to the carrying value of the securities borrowed transaction.

Certain of the firm's securities borrowed and loaned are recorded at fair value under the fair value option. See Note 8 for further information about securities borrowed and loaned accounted for at fair value.

All other securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Therefore, the carrying value of such arrangements approximates fair value. While these arrangements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these arrangements been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2016.

Offsetting Arrangements

The table below presents the gross and net resale and repurchase agreements and securities borrowed and loaned transactions, and the related amount of counterparty netting included in the consolidated statement of financial condition. The table below also presents the amounts not offset in the consolidated statement of financial condition, including counterparty netting that does not meet the criteria for netting under U.S. GAAP and the fair value of cash or securities collateral received or posted subject to enforceable credit support agreements.

	As of December 2016			
	Assets		Liabilities	
$ in millions	Resale agreements	Securities borrowed	Repurchase agreements	Securities loaned
Included in the consolidated statement of financial condition				
Gross carrying value	$150,412	$ 153,105	$110,989	$ 46,697
Counterparty netting	(19,692)	–	(19,692)	–
Total	130,720	153,105	91,297	46,697
Amounts not offset				
Counterparty netting	(39,569)	(33,542)	(39,569)	(33,542)
Collateral	(90,296)	(111,667)	(50,477)	(12,829)
Total	$ 855	$ 7,896	$ 1,251	$ 326

In the table above:

- Substantially all of the gross carrying values of these arrangements are subject to enforceable netting agreements.
- Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted.

Gross Carrying Value of Repurchase Agreements and Securities Loaned

The table below presents the gross carrying value of repurchase agreements and securities loaned by class of collateral pledged.

	As of December 2016	
$ in millions	Repurchase agreements	Securities loaned
Money market instruments	$ 316	$ –
U.S. government and federal agency obligations	94,377	2,415
Non-U.S. government and agency obligations	1,369	15,233
Securities backed by commercial real estate	273	3
Securities backed by residential real estate	528	234
Corporate debt securities	3,107	1,855
State and municipal obligations	831	–
Other debt obligations	292	–
Equities and convertible debentures	9,896	26,957
Total	$110,989	$46,697

The table below presents the gross carrying value of repurchase agreements and securities loaned by maturity date.

	As of December 2016	
$ in millions	Repurchase agreements	Securities loaned
No stated maturity and overnight	$ 72,768	$46,697
2 - 30 days	7,686	–
31 - 90 days	10,280	–
91 days - 1 year	15,915	–
Greater than 1 year	4,340	–
Total	$110,989	$46,697

In the table above:

- Repurchase agreements and securities loaned that are repayable prior to maturity at the option of the firm are reflected at their contractual maturity dates.
- Repurchase agreements and securities loaned that are redeemable prior to maturity at the option of the holder are reflected at the earliest dates such options become exercisable.

Other Secured Financings

In addition to repurchase agreements and securities loaned transactions, the firm funds certain assets through the use of other secured financings and pledges financial instruments as collateral in these transactions. These other secured financings consist of:

- Secured financings from Group Inc.;
- Liabilities of consolidated VIEs; and
- Other structured financing arrangements.

Other secured financings include arrangements that are nonrecourse. As of December 2016, nonrecourse other secured financings were $159 million.

The firm has elected to apply the fair value option to certain other secured financings because the use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes. See Note 8 for further information about other secured financings that are accounted for at fair value.

Other secured financings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest, which generally approximates fair value. While these financings are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these financings been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2016.

The table below presents other secured financings by maturity date.

$ in millions	As of December 2016
Other secured financings (short-term)	$51,954
Other secured financings (long-term):	
2018	2,315
2019	99
2020	19
2021	–
2022 - thereafter	258
Total other secured financings (long-term)	2,691
Total other secured financings	**$54,645**

In the table above:

- Long-term secured financings that are repayable prior to maturity at the option of the firm are reflected at their contractual maturity dates.
- Long-term secured financings that are redeemable prior to maturity at the option of the holder are reflected at the earliest dates such options become exercisable.
- The weighted average interest rate on $45.06 billion of other secured financings accounted for at amortized cost was 3.17%.

Collateral Received and Pledged

The firm receives cash and securities (e.g., U.S. government and federal agency, other sovereign and corporate obligations, as well as equities and convertible debentures) as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans. The firm obtains cash and securities as collateral on an upfront or contingent basis for derivative instruments and collateralized agreements to reduce its credit exposure to individual counterparties.

In many cases, the firm is permitted to deliver or repledge financial instruments received as collateral when entering into repurchase agreements and securities loaned transactions, primarily in connection with secured client financing activities. The firm is also permitted to deliver or repledge these financial instruments in connection with other secured financings, collateralized derivative transactions and firm or customer settlement requirements.

The firm also pledges certain financial instruments owned, at fair value in connection with repurchase agreements, securities loaned transactions and other secured financings in connection with other secured financings to counterparties who may or may not have the right to deliver or repledge them.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the firm.

$ in millions	As of December 2016
Collateral available to be delivered or repledged	$438,638
Collateral that was delivered or repledged	408,571

In the table above, collateral available to be delivered or repledged excludes $15.34 billion of securities received under resale agreements and securities borrowed transactions that contractually had the right to be delivered or repledged, but were segregated for regulatory and other purposes.

The table below presents information about assets pledged.

$ in millions	As of December 2016
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	$ 29,329
Did not have the right to deliver or repledge	29,717

The firm also segregated $15.29 billion of securities included in "Financial instruments owned, at fair value" for regulatory and other purposes. See Note 3 for information about segregated cash.

Note 10.

Securitization Activities

The firm securitizes residential and commercial mortgages, corporate bonds and other types of financial assets by selling these assets to securitization vehicles (e.g., trusts, corporate entities and limited liability companies) or through a resecuritization. The firm acts as underwriter of the beneficial interests that are sold to investors. The firm's residential mortgage securitizations are substantially all in connection with U.S. government agency securitizations.

Beneficial interests issued by securitization entities are debt or equity securities that give the investors rights to receive all or portions of specified cash inflows to a securitization vehicle and include senior and subordinated interests in principal, interest and/or other cash inflows. The proceeds from the sale of beneficial interests are used to pay the transferor for the financial assets sold to the securitization vehicle or to purchase securities which serve as collateral.

The firm accounts for a securitization as a sale when it has relinquished control over the transferred assets. Prior to securitization, the firm accounts for assets pending transfer at fair value and therefore does not typically recognize significant gains or losses upon the transfer of assets. Net revenues from underwriting activities are recognized in connection with the sales of the underlying beneficial interests to investors.

The firm generally receives cash in exchange for the transferred assets but may also have continuing involvement with transferred assets, including ownership of beneficial interests in securitized financial assets, primarily in the form of senior or subordinated securities. The firm may also purchase senior or subordinated securities issued by securitization vehicles (which are typically VIEs) in connection with secondary market-making activities.

The primary risks included in beneficial interests and other interests from the firm's continuing involvement with securitization vehicles are the performance of the underlying collateral, the position of the firm's investment in the capital structure of the securitization vehicle and the market yield for the security. These interests are accounted for at fair value, are included in "Financial instruments owned, at fair value" and are substantially all classified in level 2 of the fair value hierarchy. See Notes 5 through 8 for further information about fair value measurements.

The table below presents the firm's continuing involvement in nonconsolidated securitization entities to which the firm sold assets, as well as the total outstanding principal amount of transferred assets in which the firm has continuing involvement.

	As of December 2016		
$ in millions	**Outstanding Principal Amount**	**Fair Value of Retained Interests**	**Fair Value of Purchased Interests**
U.S. government agency-issued collateralized mortgage obligations	$25,140	$ 953	$ 24
Other residential mortgage-backed	1,294	37	–
Other commercial mortgage-backed	233	8	–
CDOs and other	526	36	–
Total	**$27,193**	**$1,034**	**$ 24**

In the table above:

- The outstanding principal amount is presented for the purpose of providing information about the size of the securitization entities in which the firm has continuing involvement and is not representative of the firm's risk of loss.
- For retained or purchased interests, the firm's risk of loss is limited to the fair value of these interests.
- Purchased interests represent senior and subordinated interests, purchased in connection with secondary market-making activities, in securitization entities in which the firm also holds retained interests.
- Substantially all of the total outstanding principal amount and total fair value of retained interests as of December 2016 relate to securitizations during 2012 and thereafter.

The table below presents the weighted average key economic assumptions used in measuring the fair value of mortgage-backed retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

$ in millions	As of December 2016
Fair value of retained interests	$ 998
Weighted average life (years)	9.4
Constant prepayment rate	9.2%
Impact of 10% adverse change	$ (14)
Impact of 20% adverse change	(27)
Discount rate	6.0%
Impact of 10% adverse change	$ (31)
Impact of 20% adverse change	(59)

In the table above:

- Amounts do not reflect the benefit of other financial instruments that are held to mitigate risks inherent in these retained interests.
- Changes in fair value based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear.
- The impact of a change in a particular assumption is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.
- The constant prepayment rate is included only for positions for which it is a key assumption in the determination of fair value.
- The discount rate for retained interests that relate to U.S. government agency-issued collateralized mortgage obligations does not include any credit loss.
- Expected credit loss assumptions are reflected in the discount rate for the remainder of retained interests.

The firm has other retained interests not reflected in the table above with a fair value of $36 million and a weighted average life of 4.2 years as of December 2016. Due to the nature and current fair value of certain of these retained interests, the weighted average assumptions for constant prepayment and discount rates and the related sensitivity to adverse changes are not meaningful as of December 2016. The firm's maximum exposure to adverse changes in the value of these interests is the carrying value of $36 million as of December 2016.

Note 11.

Variable Interest Entities

A variable interest in a VIE is an investment (e.g., debt or equity securities) or other interest (e.g., derivatives or loans) that will absorb portions of the VIE's expected losses and/or receive portions of the VIE's expected residual returns.

The firm's variable interests in VIEs include senior and subordinated debt in residential and commercial mortgage-backed and other asset-backed securitization entities, CDOs and CLOs; loans; limited and general partnership interests; and preferred and common equity.

VIEs generally finance the purchase of assets by issuing debt and equity securities that are either collateralized by or indexed to the assets held by the VIE. The debt and equity securities issued by a VIE may include tranches of varying levels of subordination. The firm's involvement with VIEs includes securitization of financial assets, as described in Note 10, and investments in and loans to other types of VIEs, as described below. See Note 10 for additional information about securitization activities, including the definition of beneficial interests. See Note 3 for the firm's consolidation policies, including the definition of a VIE.

VIE Consolidation Analysis

The enterprise with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The firm determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers:

- Which variable interest holder has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance;
- Which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE;
- The VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders;
- The VIE's capital structure;
- The terms between the VIE and its variable interest holders and other parties involved with the VIE; and
- Related-party relationships.

The firm reassesses its initial evaluation of whether an entity is a VIE when certain reconsideration events occur. The firm reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

VIE Activities

The firm is principally involved with VIEs through the following business activities:

Mortgage-Backed VIEs and Corporate CDO and CLO VIEs. The firm sells residential and commercial mortgage loans and securities to mortgage-backed VIEs and corporate bonds to corporate CDO and CLO VIEs and may retain beneficial interests in the assets sold to these VIEs. The firm purchases and sells beneficial interests issued by mortgage-backed and corporate CDO and CLO VIEs in connection with market-making activities.

Real Estate, Credit-Related and Other Investing VIEs. The firm purchases equity and debt securities issued by and makes loans to VIEs that hold real estate, performing and nonperforming debt, distressed loans and equity securities. The firm typically does not sell assets to, or enter into derivatives with, these VIEs.

Other Asset-Backed VIEs. The firm structures VIEs that issue notes to clients, and purchases and sells beneficial interests issued by other asset-backed VIEs in connection with market-making activities.

Power-Related VIEs. The firm purchases debt and equity securities issued by VIEs that hold power-related assets, and may provide commitments to these VIEs. The firm typically does not sell assets to, or enter into derivatives with, these VIEs.

Nonconsolidated VIEs

The table below presents a summary of the nonconsolidated VIEs in which the firm holds variable interests. The firm's exposure to the obligations of VIEs is generally limited to its interests in these entities. The nature of the firm's variable interests can take different forms, as described in the rows under maximum exposure to loss. In the table below:

- The maximum exposure to loss excludes the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests.
- For retained and purchased interests, and loans and investments, the maximum exposure to loss is the carrying value of these interests.
- For commitments, the maximum exposure to loss is the notional amount, which does not represent anticipated losses and also has not been reduced by unrealized losses already recorded.

$ in millions	As of December 2016
Total nonconsolidated VIEs	
Assets in VIEs	$34,227
Carrying value of variable interests - assets	1,461
Maximum exposure to loss:	
Retained interests	1,034
Purchased interests	370
Loans and investments	57
Commitments	19
Total maximum exposure to loss	**$ 1,480**

The table below disaggregates, by principal business activity, the information for nonconsolidated VIEs included in the summary table above.

$ in millions	As of December 2016
Mortgage-backed	
Assets in VIEs	$29,460
Carrying value of variable interests - assets	1,279
Maximum exposure to loss:	
Retained interests	998
Purchased interests	281
Total maximum exposure to loss	**$ 1,279**
Corporate CDOs and CLOs	
Assets in VIEs	$ 402
Carrying value of variable interests - assets	17
Maximum exposure to loss:	
Purchased interests	17
Total maximum exposure to loss	**$ 17**
Real estate, credit-related and other investing	
Assets in VIEs	$ 1,725
Carrying value of variable interests - assets	50
Maximum exposure to loss:	
Loans and investments	50
Total maximum exposure to loss	**$ 50**
Other asset-backed	
Assets in VIEs	$ 1,508
Carrying value of variable interests - assets	108
Maximum exposure to loss:	
Retained interests	36
Purchased interests	72
Total maximum exposure to loss	**$ 108**
Power-related	
Assets in VIEs	$ 1,132
Carrying value of variable interests - assets	7
Maximum exposure to loss:	
Loans and investments	7
Commitments	19
Total maximum exposure to loss	**$ 26**

In the table above, mortgage-backed includes assets in VIEs of $1.38 billion and maximum exposure to loss of $115 million related to CDOs backed by mortgage obligations.

The carrying values of the firm's variable interests in nonconsolidated VIEs are included in "Financial instruments owned, at fair value."

Consolidated VIEs

The table below presents the carrying amount and classification of assets and liabilities in consolidated VIEs. In the table below:

- Assets and liabilities are presented net of intercompany eliminations and exclude the benefit of offsetting financial instruments that are held to mitigate the risks associated with the firm's variable interests.
- Substantially all the assets can only be used to settle obligations of the VIE. The liabilities of CDOs, mortgage-backed and other asset-backed VIEs do not have recourse to the general credit of the firm.

$ in millions	As of December 2016
CDOs, mortgage-backed and other asset-backed	
Assets	
Financial instruments owned, at fair value	$ 253
Other assets	2
Total	255
Liabilities	
Other secured financings	139
Total	$ 139

Note 12.

Other Assets

Other assets are generally less liquid, non-financial assets. The table below presents other assets by type.

$ in millions	As of December 2016
Property, leasehold improvements and equipment	$ 828
Goodwill and identifiable intangible assets	111
Income tax-related assets	954
Receivables from affiliates	714
Miscellaneous receivables and other	292
Total	$2,899

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment in the table above is net of accumulated depreciation and amortization of $2.78 billion as of December 2016. Property and equipment is depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter. Capitalized costs of software developed or obtained for internal use are amortized on a straight-line basis over three years.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date. As of December 2016, the net carrying amount of the firm's goodwill was $50 million. Goodwill is assessed for impairment annually or more frequently if events or circumstances change that indicate an impairment may exist. No impairment was recorded in 2016.

Identifiable Intangible Assets

Intangible assets in the table above are presented net of accumulated amortization. As of December 2016, the gross carrying amount, related accumulated amortization and net carrying amount of the firm's identifiable intangible assets were $481 million, $420 million and $61 million, respectively.

The firm's identifiable intangible assets, which primarily include customer lists, are considered to have finite useful lives and are amortized over their estimated useful lives using the straight-line method. The weighted average remaining useful life of the firm's identifiable intangible assets is three years.

Impairments

The firm tests property, leasehold improvements and equipment, identifiable intangible assets and other assets for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. To the extent the carrying value of an asset exceeds the projected undiscounted cash flows expected to result from the use and eventual disposal of the asset or asset group, the firm determines the asset is impaired and records an impairment equal to the difference between the estimated fair value and the carrying value of the asset or asset group. In addition, the firm will recognize an impairment prior to the sale of an asset if the carrying value of the asset exceeds its estimated fair value. During 2016, no material impairments were recorded.

Note 13.

Short-Term Borrowings

The table below presents details about the firm's short-term borrowings.

$ in millions	As of December 2016
Other secured financings (short-term)	$51,954
Unsecured short-term borrowings	7,244
Total	**$59,198**

See Note 9 for information about other secured financings.

The firm accounts for certain hybrid financial instruments at fair value under the fair value option. See Note 8 for further information about unsecured short-term borrowings that are accounted for at fair value. The firm obtains unsecured short-term borrowings primarily from Group Inc. The carrying value of unsecured short-term borrowings that are not recorded at fair value generally approximates fair value due to the short-term nature of the obligations. While these unsecured short-term borrowings are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these borrowings been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2016.

The table below presents details about the firm's unsecured short-term borrowings.

$ in millions	As of December 2016
Borrowings from affiliates	$ 7,142
Hybrid financial instruments	16
Other short-term borrowings	86
Total	**$ 7,244**
Weighted average interest rate	2.54%

In the table above, weighted average interest rates exclude financial instruments accounted for at fair value under the fair value option.

Note 14.

Long-Term Borrowings

The table below presents details about the firm's long-term borrowings.

$ in millions	As of December 2016
Other secured financings (long-term)	$ 2,691
Unsecured long-term borrowings (including subordinated debt)	18,525
Total	**$21,216**

See Note 9 for information about other secured financings.

Subordinated Borrowings

As of December 2016, the firm had outstanding borrowings of $5.00 billion from Group Inc. under four subordinated loan agreements, which mature in 2018. In addition, the firm has a $13.59 billion revolving subordinated loan agreement with Group Inc., which also matures in 2018. As of December 2016, $13.50 billion was outstanding.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value. While these subordinated loan agreements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these borrowings been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2016.

The subordinated borrowings from Group Inc. are available in computing net capital under the U.S. Securities and Exchange Commission's (SEC) uniform net capital rule. To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 15.

Other Liabilities and Accrued Expenses

The table below presents other liabilities and accrued expenses by type.

$ in millions	As of December 2016
Compensation and benefits	$ 2,800
Income tax-related liabilities	830
Payables to affiliates	3,818
Accrued expenses and other	1,171
Total	**$ 8,619**

Note 16.

Commitments, Contingencies and Guarantees

Commitments

The table below presents the firm's commitments by type.

$ in millions	As of December 2016
Contingent and forward starting resale and securities borrowing agreements	$23,444
Forward starting repurchase and secured lending agreements	3,227
Other	709
Total commitments	**$27,380**

The table below presents the firm's commitments by period of expiration.

	As of December 2016			
$ in millions	2017	2018 - 2019	2020 - 2021	2022 - Thereafter
Contingent and forward starting resale and securities borrowing agreements	$23,444	$ –	$ –	$ –
Forward starting repurchase and secured lending agreements	3,227	–	–	–
Other	631	78	–	–
Total commitments	**$27,302**	**$ 78**	**$ –**	**$ –**

Contingent and Forward Starting Resale and Securities Borrowing Agreements/Forward Starting Repurchase and Secured Lending Agreements

The firm enters into resale and securities borrowing agreements and repurchase and secured lending agreements that settle at a future date, generally within three business days. The firm also enters into commitments to provide contingent financing to its clients and counterparties through resale agreements. The firm's funding of these commitments depends on the satisfaction of all contractual conditions to the resale agreement and these commitments can expire unused.

Leases

The firm has a contractual obligation under a long-term noncancelable lease agreement for office space expiring in 2018. The agreement is subject to periodic escalation provisions for increases in real estate taxes and other charges.

The table below presents future minimum rental payments, net of minimum sublease rentals.

$ in millions	As of December 2016
2017	$ 3
2018	1
2019 - thereafter	–
Total	**$ 4**

Operating leases include office space held in excess of current requirements. The firm records a liability, based on the fair value of the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value on termination.

Contingencies

Legal Proceedings. See Note 20 for information about legal proceedings.

Other Contingencies. The settlement agreement with the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force includes $1.80 billion in consumer relief in the form of principal forgiveness for underwater homeowners and distressed borrowers; financing for construction, rehabilitation and preservation of affordable housing; and support for debt restructuring, foreclosure prevention and housing quality improvement programs, as well as land banks.

Guarantees

The table below presents information about certain derivatives that meet the definition of a guarantee.

$ in millions	As of December 2016
Carrying Value of Net Liability	**$ 62**
Maximum Payout/Notional Amount by Period of Expiration	
2017	$1,671
2018 - 2019	365
2020 - 2021	328
2022 - thereafter	29
Total	**$2,393**

In the table above, the maximum payout is based on the notional amount of the contract and does not represent anticipated losses.

Derivative Guarantees. The firm enters into various derivatives that meet the definition of a guarantee under U.S. GAAP, including written equity and commodity put options, written currency contracts and interest rate caps, floors and swaptions. These derivatives are risk managed together with derivatives that do not meet the definition of a guarantee, and therefore the amounts in the table above do not reflect the firm's overall risk related to its derivative activities. Disclosures about derivatives are not required if they may be cash settled and the firm has no basis to conclude it is probable that the counterparties held the underlying instruments at inception of the contract. The firm has concluded that these conditions have been met for certain large, internationally active commercial and investment bank counterparties, central clearing counterparties and certain other counterparties. Accordingly, the firm has not included such contracts in the table above. In addition, see Note 7 for information about credit derivatives that meet the definition of a guarantee, which are not included in the table above.

Derivatives are accounted for at fair value and therefore the carrying value is considered the best indication of payment/performance risk for individual contracts. However, the carrying values in the table above exclude the effect of counterparty and cash collateral netting.

Indemnities and Guarantees of Service Providers. In the ordinary course of business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates.

The firm may also be liable to some clients or other parties for losses arising from its custodial role or caused by acts or omissions of third-party service providers, including sub-custodians and third-party brokers. In certain cases, the firm has the right to seek indemnification from these third-party service providers for certain relevant losses incurred by the firm. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults and other loss scenarios.

In connection with the firm's prime brokerage and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. In connection with joint venture investments, the firm may issue loan guarantees under which it may be liable in the event of fraud, misappropriation, environmental liabilities and certain other matters involving the borrower.

The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of December 2016.

Other Representations, Warranties and Indemnifications. The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives.

In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws.

These indemnifications generally are standard contractual terms and are entered into in the ordinary course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these arrangements have been recognized in the consolidated statement of financial condition as of December 2016.

Note 17.

Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of market making and general operations.

Amounts payable to, and receivable from, such affiliates are reflected in the consolidated statement of financial condition as set forth below:

$ in millions	As of December 2016
Assets	
Collateralized agreements:	
Securities purchased under agreements to resell, at fair value	$62,911
Securities borrowed (includes $9,773 at fair value)	46,125
Receivables:	
Brokers, dealers and clearing organizations	5,013
Customers and counterparties	209
Financial instruments owned, at fair value	1,959
Other assets	714
Liabilities	
Collateralized financings:	
Securities sold under agreements to repurchase, at fair value	$47,725
Securities loaned (includes $17,331 at fair value)	43,315
Other secured financings	44,775
Payables:	
Brokers, dealers and clearing organizations	1,798
Customers and counterparties	9,944
Financial instruments sold, but not yet purchased, at fair value	414
Unsecured short-term borrowings	7,142
Other liabilities and accrued expenses	3,818
Subordinated borrowings	18,500

In the table above:

- The firm makes markets in debt issued by Group Inc. and certain affiliates. "Financial instruments owned, at fair value" primarily includes such issuances of $1.65 billion and affiliate derivative contracts of $309 million.
- "Financial instruments sold, but not yet purchased, at fair value" consists of derivative contracts with affiliates.

Group Inc. has guaranteed the payment obligations of GS&Co., subject to certain exceptions.

The firm receives and provides operational and administrative support and management services to affiliates and allocates costs for the services provided.

The firm enters into various types of activities with affiliates and allocates revenues to, and receives revenues from, such affiliates for their participation.

The firm acts as the investment manager for numerous related party funds of Group Inc. and is entitled to receive management fees and, in certain cases, advisory fees from these funds.

The firm acts as underwriter for certain debt issuances of related parties.

Note 18.

Income Taxes

Provision for Income Taxes

GS&Co. has elected to be taxed as a corporation for U.S. federal income tax purposes. As a corporation, for tax purposes, the firm is subject to U.S. federal and various state and local income taxes on its earnings. The firm is also subject to taxes in foreign jurisdictions on certain of its operations. The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as consolidated/combined state and local tax returns. The firm computes its tax liability on a modified separate company basis and settles such liability with Group Inc. pursuant to a tax sharing agreement. To the extent the firm generates tax benefits from losses it will be reimbursed by Group Inc. pursuant to the tax sharing agreement. The firm's state and local tax liabilities are allocated to reflect its share of the consolidated/combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. As of December 2016, the firm did not record a valuation allowance to reduce deferred tax assets. Tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively.

The table below presents the significant components of deferred tax assets and liabilities.

$ in millions	As of December 2016
Deferred tax assets	
Compensation and benefits	$1,068
Occupancy-related	82
Reserves	73
Other, net	14
Total deferred tax assets	**$1,237**
Deferred tax liabilities	
Depreciation and amortization	$ 330
Unrealized gains	20
Total deferred tax liabilities	**$ 350**

Unrecognized Tax Benefits

The firm recognizes tax positions in the consolidated statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the consolidated statement of financial condition. As of December 2016, the firm recorded a liability of $25 million related to uncertainty in income taxes. In addition, the accrued liability for interest expense related to income tax matters was $21 million as of December 2016.

Regulatory Tax Examinations

The firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the firm has significant business operations, such as New York State and City. The tax years under examination vary by jurisdiction. New York State and City examinations of tax filings for Group Inc. and subsidiaries for fiscal 2007 through calendar 2010 are ongoing.

The Joint Committee on Taxation finalized its review of the U.S. Federal examinations of Group Inc. for fiscal 2008 through calendar 2010 in 2016. The examinations of 2011 and 2012 began in 2013.

Group Inc. has been accepted into the Compliance Assurance Process program by the IRS for each of the tax years from 2013 through 2017. This program allows Group Inc. to work with the IRS to identify and resolve potential U.S. federal tax issues before the filing of tax returns. The 2013 through 2015 tax years remain subject to post-filing review.

The firm believes that the liability for unrecognized tax benefits it has established is adequate in relation to the potential for additional assessments.

Note 19.

Credit Concentrations

Credit concentrations may arise from market making, client facilitation, investing, underwriting, lending and collateralized transactions and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with asset managers, investment funds, commercial banks, brokers and dealers, clearing houses and exchanges, which results in significant credit concentrations.

In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing house or exchange.

The table below presents the credit concentrations in cash instruments held by the firm. Amounts in the table below are included in "Financial instruments owned, at fair value."

$ in millions	As of December 2016
U.S. government and federal agency obligations	$ 44,976
% of total assets	10.6%

As of December 2016, the firm did not have credit exposure to any other external counterparty that exceeded 2% of total assets.

To reduce credit exposures, the firm may enter into agreements with counterparties that permit the firm to offset receivables and payables with such counterparties and/or enable the firm to obtain collateral on an upfront or contingent basis. Collateral obtained by the firm related to derivative assets is principally cash and is held by the firm or a third-party custodian. Collateral obtained by the firm related to resale agreements and securities borrowed transactions is primarily U.S. government and federal agency obligations and non-U.S. government and agency obligations. See Note 9 for further information about collateralized agreements and financings.

The table below presents U.S. government and federal agency obligations, and non-U.S. government and agency obligations, that collateralize resale agreements and securities borrowed transactions. Because the firm's primary credit exposure on such transactions is to the counterparty to the transaction, the firm would be exposed to the collateral issuer only in the event of counterparty default. In the table below, non-U.S. government and agency obligations primarily consists of securities issued by the governments of Japan and Germany.

$ in millions	As of December 2016
U.S. government and federal agency obligations	$126,163
Non-U.S. government and agency obligations	17,807

Note 20.

Legal Proceedings

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the firm's businesses. Many of these proceedings are in early stages, and many of these cases seek an indeterminate amount of damages.

Under ASC 450, an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight." Thus, references to the upper end of the range of reasonably possible loss for cases in which the firm is able to estimate a range of reasonably possible loss mean the upper end of the range of loss for cases for which the firm believes the risk of loss is more than slight.

These proceedings include, but are not limited to, the firm's role in certain underwriting activities, currency-related matters, treasury matters, mutual fund, swaps and securities-related matters.

With respect to matters for which management has been able to estimate a range of reasonably possible loss where (i) actual or potential plaintiffs have claimed an amount of money damages, (ii) the firm is being, or threatened to be, sued by purchasers in a securities offering and is not being indemnified by a party that the firm believes will pay the full amount of any judgment, or (iii) the purchasers are demanding that the firm repurchase securities, management has estimated the upper end of the range of reasonably possible loss as being equal to (a) in the case of (i), the amount of money damages claimed, (b) in the case of (ii), the difference between the initial sales price of the securities that the firm sold in such offering and the estimated lowest subsequent price of such securities prior to the action being commenced and (c) in the case of (iii), the price that purchasers paid for the securities less the estimated value, if any, as of December 2016 of the relevant securities, in each of cases (i), (ii) and (iii), taking into account any other factors believed to be relevant to the particular matter or matters of that type. As of the date hereof, the firm has estimated the upper end of the range of reasonably possible aggregate loss for such matters where management has been able to estimate a range of reasonably possible aggregate loss to be approximately $1.6 billion in excess of the aggregate reserves for such matters.

Because more than one Group Inc. subsidiary may be named in a particular proceeding and Group Inc. has attributed the upper end of the range of reasonably possible loss to each named Group Inc. subsidiary for such proceeding, the sum of the upper end of the range of reasonably possible loss amounts for all Group Inc. subsidiaries exceeds the upper end of the range of the consolidated reasonably possible loss reported by Group Inc. in its financial statements. Although each named subsidiary is attributed the upper end of the range of reasonably possible loss for a proceeding, Group Inc. generally attributes reserves for a particular proceeding to only one subsidiary based on Group Inc.'s evaluation of the proceeding.

Management is generally unable to estimate a range of reasonably possible loss for matters other than those included in the estimate above, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, except in those instances where management can otherwise determine an appropriate amount, (ii) matters are in early stages, (iii) matters relate to regulatory investigations or reviews, except in those instances where management can otherwise determine an appropriate amount, (iv) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (v) there is uncertainty as to the outcome of pending appeals or motions, (vi) there are significant factual issues to be resolved, and/or (vii) there are novel legal issues presented. For example, the firm's potential liabilities with respect to future mortgage-related "put-back" claims may ultimately result in an increase in the firm's liabilities, but are not included in management's estimate of reasonably possible loss. As another example, the firm's potential liabilities with respect to regulatory investigations and reviews also generally are not included in management's estimate of reasonably possible loss. However, management does not believe, based on currently available information, that the outcomes of such other matters will have a material adverse effect on the firm's financial condition, though the outcomes could be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

Note 21.

Employee Benefit Plans

The firm's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. Group Inc. also provides certain benefits to former or inactive employees prior to retirement. The cost of these plans are allocated to the firm by Group Inc.

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. also maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen for existing participants. In addition, the firm maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under these programs. These plans do not have a material impact on the firm.

Defined Contribution Plans

The firm contributes to Group Inc.'s employer-sponsored U.S. defined contribution plan.

Note 22.

Employee Incentive Plans

The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award. Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement-eligible employees) are expensed immediately. Share-based awards that require future service are amortized over the relevant service period. Expected forfeitures are included in determining share-based employee compensation expense. GS&Co. pays cash dividend equivalents on outstanding restricted stock units (RSUs).

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (2015) (2015 SIP), which provides for grants of RSUs, restricted stock, dividend equivalent rights, incentive stock options, nonqualified stock options, stock appreciation rights, and other share-based awards, each of which may be subject to performance conditions. The 2015 SIP is scheduled to terminate on the date of Group Inc.'s annual meeting of shareholders that occurs in 2019.

Restricted Stock Units

Group Inc. grants RSUs to employees under the 2015 SIP, which are valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post-vesting and delivery transfer restrictions. RSUs generally vest and underlying shares of common stock deliver as outlined in the applicable award agreements. Employee award agreements generally provide that vesting is accelerated in certain circumstances, such as on retirement, death, disability and conflicted employment. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements. The subsequent amortization of the cost of these RSUs is allocated to the firm by Group Inc.

The table below presents the activity related to RSUs.

	Restricted Stock Units Outstanding		Weighted Average Grant-Date Fair Value of Restricted Stock Units Outstanding	
	Future Service Required	No Future Service Required	Future Service Required	No Future Service Required
Outstanding, December 2015	2,948,456	11,400,097	$ 161.45	$ 148.30
Granted	2,292,638	5,691,453	138.86	134.12
Forfeited	(250,280)	(95,096)	155.95	146.33
Delivered	–	(7,103,144)	–	143.04
Vested	(2,025,519)	2,025,519	154.30	154.30
Transfers	(24,935)	(1,385)	160.36	122.41
Outstanding, December 2016	**2,940,360**	**11,917,444**	**148.69**	**145.69**

In the table above:

- The weighted average grant-date fair value of RSUs granted during 2016 was $135.48. The fair value of the RSUs granted during 2016 includes a liquidity discount of 10.9% to reflect post-vesting and delivery transfer restrictions of up to 4 years.
- The aggregate fair value of awards that vested during 2016 was $1.16 billion.
- Delivered RSUs include RSUs that were cash settled.

In the first quarter of 2017, 4.4 million of year-end RSUs were granted to employees, of which 1.7 million RSUs require future service as a condition of delivery for the related shares of common stock. These awards are subject to additional conditions as outlined in the award agreements. Generally, shares underlying these awards, net of required withholding tax, deliver over a three-year period but are subject to post-vesting and delivery transfer restrictions through January 2022. These grants are not included in the table above.

Stock Options

Stock options generally vest as outlined in the applicable stock option agreement. In general, options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the applicable stock option agreement and the SIP in effect at the time of grant.

The table below presents the activity related to outstanding stock options, all of which were granted in 2006 through 2008.

	Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value *(in millions)*	Weighted Average Remaining Life *(years)*
Outstanding, December 2015	4,347,139	$ 79.56	$ 438	2.99
Exercised	(1,648,411)	79.08	–	–
Outstanding, December 2016	**2,698,728**	**79.86**	**431**	**1.99**
Exercisable, December 2016	**2,698,728**	**79.86**	**431**	**1.99**

In the table above:

- The total intrinsic value of options exercised during 2016 was $190 million.
- Options outstanding as of December 2016 consist of 2.7 million options with an exercise price of $78.78 and a remaining life of 2.00 years, and 23,200 options with an exercise price of $204.16 and a remaining life of 0.92 years.

As of December 2016, there was $192 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements. This cost is expected to be recognized over a weighted average period of 1.52 years.

Note 23.

Net Capital Requirements

GS&Co. is a registered U.S. broker-dealer and futures commission merchant, and is subject to regulatory capital requirements, including those imposed by the SEC, the U.S. Commodity Futures Trading Commission (CFTC), the Chicago Mercantile Exchange, the Financial Industry Regulatory Authority, Inc. (FINRA) and the National Futures Association. Rule 15c3-1 of the SEC and Rule 1.17 of the CFTC specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. GS&Co. has elected to calculate its minimum capital requirements in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1.

As of December 2016, GS&Co. had regulatory net capital, as defined by Rule 15c3-1, of $17.17 billion, which exceeded the amount required by $14.66 billion.

In addition to its alternative minimum net capital requirements, GS&Co. is also required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million in accordance with the market and credit risk standards of Appendix E of Rule 15c3-1. GS&Co. is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of December 2016, GS&Co. had tentative net capital and net capital in excess of both the minimum and the notification requirements.

The U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions that require the registration of all swap dealers, major swap participants, security-based swap dealers and major security-based swap participants. GS&Co. is registered as a "swap dealer" under the CFTC rules and will be subject to regulatory capital requirements once the rules are finalized by the CFTC.

Certain other subsidiaries of GS&Co. are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of December 2016, these subsidiaries were in compliance with their local capital adequacy requirements.

Note 24.

Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the consolidated statement of financial condition and through February 27, 2017, the date the consolidated statement of financial condition was issued, and determined that there were no material events or transactions that would require recognition or disclosure in this consolidated statement of financial condition.

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES

As of December 31, 2016

(in millions)

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)		
1. Net ledger balance		
A. Cash		**$ 6,055**
B. Securities (at market)		**14,639**
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		**1,862**
3. Exchange traded options		
A. Add market value of open option contracts purchased on a contract market		**6,577**
B. Deduct market value of open option contracts granted (sold) on a contract market		**(6,194)**
4. Net equity (deficit) (add lines 1, 2 and 3)		**$ 22,939**
5. Accounts liquidating to a deficit and accounts with debit balances – gross amount	**1,885**	
Less: amount offset by customer owned securities	**(1,883)**	**2**
6. Amount required to be segregated (add lines 4 and 5)		**$ 22,941**

FUNDS IN SEGREGATED ACCOUNTS	
7. Deposited in segregated funds bank accounts	
A. Cash	**1,352**
B. Securities representing investments of customers' funds (at market)	**300**
C. Securities held for particular customers or option customers in lieu of cash (at market)	**2,908**
8. Margins on deposit with derivatives clearing organizations of contract markets	
A. Cash	**496**
B. Securities representing investments of customers' funds (at market)	**6,914**
C. Securities held for particular customers or option customers in lieu of cash (at market)	**11,704**

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES (Continued)

As of December 31, 2016

(in millions)

FUNDS IN SEGREGATED ACCOUNTS (continued)	
9. Net settlement from (to) derivatives clearing organizations of contract markets	(49)
10. Exchange traded options	
A. Value of open long option contracts	6,577
B. Value of open short option contracts	(6,194)
11. Net equities with other FCMs	
A. Net liquidating equity	2
B. Securities representing investments of customers' funds (at market)	–
C. Securities held for particular customers or option customers in lieu of cash (at market)	–
12. Segregated funds on hand	–
13. Total amount in segregation (add lines 7 through 12)	24,010
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)	$ 1,069
15. Management Target Amount For Excess funds in segregation	$ 875
16. Excess (deficiency) funds in segregation over (under) Management Target Amount Excess	$ 194

There are no material differences between the computations shown in the supplemental schedules as presented in this report and the corresponding computations prepared by GS&Co. in its December 31, 2016, unaudited Part II FOCUS Report, as filed on January 26, 2017.

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

STATEMENT IS NOT APPLICABLE

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS PURSUANT TO COMMISSION REGULATION 30.7

As of December 31, 2016
(in millions)

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS		
Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder		$ –
1. Net ledger balance – Foreign Futures and Foreign Option Trading – All Customers		
A. Cash		$ 4,834
B. Securities (at market)		5,627
2. Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade		538
3. Exchange traded options		
A. Market value of open option contracts purchased on a foreign board of trade		46
B. Market value of open contracts granted (sold) on a foreign board of trade		(27)
4. Net equity (deficit) (add lines 1, 2 and 3)		$ 11,018
5. Accounts liquidating to a deficit and accounts with debit balances – gross amount	$ 247	
Less: amount offset by customer owned securities	(243)	4
6. Amount required to be set aside as the secured amount – Net Liquidating Equity Method (add lines 4 and 5)		$ 11,022
7. Greater of amount required to be set aside pursuant to foreign jurisdiction (above) or line 6		$ 11,022

There are no material differences between the computations shown in the supplemental schedules as presented in this report and the corresponding computations prepared by GS&Co. in its December 31, 2016, unaudited Part II FOCUS Report, as filed on January 26, 2017.

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS PURSUANT TO COMMISSION REGULATION 30.7

As of December 31, 2016

(in millions)

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS		
1. Cash in banks		
A. Banks located in the United States	$ 1,513	
B. Other banks qualified under Regulation 30.7	818	$ 2,331
2. Securities		
A. In safekeeping with banks located in the United States	$ 3,133	
B. In safekeeping with other banks qualified under Regulation 30.7	–	3,133
3. Equities with registered futures commission merchants		
A. Cash	$ –	
B. Securities	–	
C. Unrealized gain (loss) on open futures contracts	–	
D. Value of long option contracts	–	
E. Value of short option contracts	–	–
4. Amounts held by clearing organizations of foreign boards of trade		
A. Cash	$ 18	
B. Securities	–	
C. Amount due to (from) clearing organizations - daily variation	(3)	
D. Value of long option contracts	–	
E. Value of short option contracts	–	15
5. Amounts held by members of foreign boards of trade		
A. Cash	$ 3,098	
B. Securities	2,494	
C. Unrealized gain (loss) on open futures contracts	549	
D. Value of long option contracts	46	
E. Value of short option contracts	(27)	6,160

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS PURSUANT TO COMMISSION REGULATION 30.7 (Continued)

As of December 31, 2016

(in millions)

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS (continued)	
6. Amounts with other depositories designated by a foreign board of trade	–
7. Segregated funds on hand	–
8. Total funds in separate section 30.7 accounts	**$ 11,639**
9. Excess (deficiency) set Aside Funds for Secured Amount (subtract Line 7 Secured Statement from Line 8)	**$ 617**
10. Management Target Amount for Excess funds in separate section 30.7 accounts	**$ 475**
11. Excess (deficiency) funds in separate 30.7 accounts over (under) Management Target	**$ 142**

There are no material differences between the computations shown in the supplemental schedules as presented in this report and the corresponding computations prepared by GS&Co. in its December 31, 2016, unaudited Part II FOCUS Report, as filed on January 26, 2017.

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF CLEARED SWAPS CUSTOMER SEGREGATION REQUIREMENTS AND FUNDS IN CLEARED SWAPS CUSTOMER ACCOUNTS UNDER 4D(F) OF THE CEA

As of December 31, 2016

(in millions)

CLEARED SWAPS CUSTOMER REQUIREMENTS		
1. Net ledger balance		
A. Cash		$ 1,213
B. Securities (at market)		2,213
2. Net unrealized profit (loss) in open cleared swaps		878
3. Cleared swaps options		
A. Market value of open cleared swaps option contracts purchased		–
B. Market value of open cleared swaps option contracts granted (sold)		–
4. Net equity (deficit) (add lines 1, 2 and 3)		$ 4,304
5. Accounts liquidating to a deficit and accounts with debit balances – gross amount	$ 16	
Less: amount offset by customer owned securities	(16)	–
6. Amount required to be segregated for cleared swaps customers (add lines 4 and 5)		$ 4,304

FUNDS IN CLEARED SWAPS CUSTOMER SEGREGATED ACCOUNTS	
7. Deposited in cleared swaps customer segregated accounts at banks	
A. Cash	$ 358
B. Securities representing investments of cleared swaps customers' funds (at market)	200
C. Securities held for particular cleared swaps customers in lieu of cash (at market)	231
8. Margins on deposit with derivatives clearing organizations in cleared swaps customer segregated accounts	
A. Cash	101
B. Securities representing investments of cleared swaps customers' funds (at market)	1,899
C. Securities held for particular cleared swaps customers in lieu of cash (at market)	1,982

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF CLEARED SWAPS CUSTOMER SEGREGATION REQUIREMENTS AND FUNDS IN CLEARED SWAPS CUSTOMER ACCOUNTS UNDER 4D(F) OF THE CEA (Continued)

As of December 31, 2016

(in millions)

FUNDS IN CLEARED SWAPS CUSTOMER SEGREGATED ACCOUNTS (continued)	
9. Net settlement from (to) derivatives clearing organizations	7
10. Cleared swaps options	
A. Value of open cleared swaps long option contracts	–
B. Value of open cleared swaps short option contracts	–
11. Net equities with other FCMs	
A. Net liquidating equity	–
B. Securities representing investments of cleared swaps customers' funds (at market)	–
C. Securities held for particular cleared swaps customers in lieu of cash (at market)	–
12. Cleared swaps customer funds on hand	–
13. Total amount in cleared swaps customer segregation (add lines 7 through 12)	$ 4,778
14. Excess (deficiency) funds in cleared swaps customer segregation (subtract line 6 from line 13)	$ 474
15. Management Target Amount for Excess funds in cleared swaps segregated accounts	$ 350
16. Excess (deficiency) funds in cleared swaps customer segregated accounts over (under) Management Target Excess	$ 124

There are no material differences between the computations shown in the supplemental schedules as presented in this report and the corresponding computations prepared by GS&Co. in its December 31, 2016, unaudited Part II FOCUS Report, as filed on January 26, 2017.



Report of Independent Registered Public Accounting Firm

To the Partners of Goldman, Sachs & Co.

We have examined Goldman, Sachs & Co.'s (the "Firm") assertions, included in the accompanying Goldman, Sachs & Co.'s Compliance Report, that

(1) the Firm's internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended December 31, 2016 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Firm's internal control over compliance with the financial responsibility rules was effective as of December 31, 2016 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Firm was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2016, and

(4) the information used to assert that the Firm was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Firm's books and records.

The Firm's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Firm with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2340 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Firm (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Firm's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Firm's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Firm's internal control over compliance with the financial responsibility rules was effective as of December 31, 2016 and during the year ended December 31, 2016, (2) the Firm complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016 was derived from the Firm's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Firm's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Firm's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Goldman, Sachs & Co.'s compliance with the financial responsibility rules.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Goldman, Sachs & Co.'s assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

February 27, 2017